News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Completes Ambler Purchase

January 11, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that it has completed its purchase of 100% of the Ambler property, which hosts the high-grade copper-zinc-gold-silver Arctic deposit.

“The Arctic deposit ranks among the largest and richest known VMS deposits in the world, and evidence suggests there are similar deposits in the region,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “In 2010 we will focus on environmental baseline studies as well as engineering and metallurgical studies to gain a better understanding of the true potential of the district.

“NovaGold has appointed Scott Petsel as Ambler Project Manager. Scott has managed exploration and development-stage programs at other NovaGold properties, including Donlin Creek and Galore Creek, and embraces NovaGold’s approach of integrating community involvement from the outset at each project. With our track record of success at Donlin and Galore, we intend to turn Ambler into another world-class property.”

Located in northern Alaska, the Ambler property comprises 36,670 hectares (90,614 acres) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. While Arctic is the most advanced deposit on the property, a number of deposits have been identified along the 70-kilometer-long Ambler Schist Belt.

Under the purchase agreement previously announced on December 22, 2009, NovaGold has issued to the vendor 931,098 common shares valued at US$5 million, and agreed to make cash payments to the vendor of US$12 million each in January 2011 and January 2012, respectively. The vendor will retain a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10 million.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, completion of the acquisition, exploration plans at Ambler and resource estimates, and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.